U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2022

Commission File Number: 001-39137

AnPac Bio-Medical Science Co., Ltd.

801 Bixing Street, Bihu County

Lishui, Zhejiang Province 323006

The People’s Republic of China
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

Removal of director; re-designation of officers; change of members of committees

The Members of AnPac Bio-Medical Science Co., Ltd. (the “Company” or the “Registrant”) approved Written Resolutions of a Majority of the Members (the “Resolutions”) of on July 14, 2022 addressing the removal of directors and officers, re-designation of officers, and change of members of the committees. The Resolutions were approved by 69.29% of the total voting power of the Company entitled to vote at a general meeting in accordance with British Virgin Islands (“BVI”) law, which allows Member’s resolutions to be approved by a majority of the votes of all Members entitled to vote on the resolution at a general meeting.

The Resolutions outlined several proposals approved by a majority of the Members:

Removal of Director

The Resolution authorized the removal of Aidong Chen and Sheng Liu as Directors, effective immediately and without compensation for the loss of office.

Removal of Officer

The Resolution authorized the removal of Aidong Chen as (a) Co-Chairman of the Board of Directors (the “Board”) of the Company and (b) Co-Chief Executive Officer of the Company, effective immediately without compensation for loss of office.

Re-designation of Officer and Chairman

The Resolution re-designated Chris Chang Yu as (a) Chief Executive Officer of the Company and (b) Chairman of the Board of the Company, effective immediately.

Change of Members of the Committees of the Board

The Members authorized the removal of Sheng Liu as the chairman of the Nomination Committee of the Board and as a member of the Compensation Committee of the Board, effective immediately, and appointed Chris Chang Yu as the chairman of the Nomination Committee of the Board and as a member of the Compensation Committee of the Board, effective immediately.

The Company circulated the Written Resolutions of a Majority of the Members to all Members of record, including Citibank, the company’s depositary of the ADS and a registered shareholder on the Register of Members of the Company. As of the end of business on July 14, 2022, the Company obtained 69.29% of the total voting power of the company entitled to vote on the Resolutions, and the Resolutions were therefore approved according to BVI law.

The Company published a press release announcing the matters disclosed in this report. A copy of the press release is furnished as Exhibit 99.1 to this Current Report on Form 6-K and is incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated July 14, 2022

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

AnPac Bio-Medical Science Co., Ltd.

By:	/s/ Dr. Chris Chang Yu
	Name:	Dr. Chris Chang Yu
	Title:	Co-Chairman of the Board of Directors and co-Chief Executive Officer

Dated: July 18, 2022